Exhibit 99.1

Central GoldTrust

Friday April 27, 2012

Central GoldTrust (symbol: TSX – GTU.UN (Cdn.$) and GTU.U (U.S.$) NYSE Amex – GTU (U.S.$)) has today released selected financial information in U.S. dollars relating to net assets and financial results for the three months ended March 31, 2012.

CENTRAL GOLDTRUST

STATEMENTS OF NET ASSETS

(expressed in U.S. dollars, unaudited)

	March 31	December 31
	2012	2011
Net assets:
Gold at market	$1,171,483,950	1,109,474,574
Cash and short-term deposits	20,467,415	21,825,558
Prepaid expenses and other	254,882	206,977
	1,192,206,247	1,131,507,109
Accrued liabilities	(705,771)	(1,021,977)
Net assets representing Unitholders’ equity	$1,191,500,476	1,130,485,132
Represented by: Capital
Units issued: 19,299,000	$744,870,733	744,870,733
Retained earnings
inclusive of unrealized appreciation of holdings	446,629,743	385,614,399
	$1,191,500,476	1,130,485,132

Net asset value per Unit	$61.74	58.58
Exchange rate: U.S. $1.00 = Cdn.	$0.9991	1.0170
Net asset value per Unit
expressed in Canadian dollars	$61.68	59.57

The change in net assets as reported in U.S. dollars, which will occur from period to period, will primarily be a result of the changing market price of gold and the proportion of gold held by the Trust.

Net assets increased by $61.0 million or 5.4% during the three months ended March 31, 2012, to a total of $1,191.5 million. This increase was attributable to the 5.6% increase in the price of gold during the period.

Box 10106, Meadowlands P.O., Ancaster, Ontario Canada L9K 1P3	Tel: (905) 304-GOLD(4653) Fax: (905) 648-4196
Courier Address: 55 Broad Leaf Crescent Ancaster, Ontario L9G 3P2	Website: www.gold-trust.com E-mail: info@gold-trust.com

 CENTRAL GOLDTRUST

STATEMENTS OF INCOME

(expressed in U.S. dollars, unaudited)

	Three months ended March 31,
	2012	2011
Income:
Interest	$16,047	10,925
Change in unrealized appreciation of holdings	62,022,655	17,580,251
Total income	62,038,702	17,591,176
Expenses:
Administration fees	587,419	430,395
Safekeeping fees and bank charges	293,261	217,512
Trustees’ fees and expenses	35,265	23,497
Auditors’ fees	33,501	18,348
Legal fees	20,893	21,358
Regulatory filing fees	17,561	11,723
Stock exchange fees	14,831	14,831
Unitholder information	14,497	7,338
Registrar and transfer agent fees	6,072	5,100
Miscellaneous	58	102
Total expenses	1,023,358	750,204
Net income inclusive of the change in
unrealized appreciation of holdings	$61,015,344	16,840,972
Net income per Unit	$3.16	1.01

Net income inclusive of the change in unrealized appreciation of holdings for the three months ended March 31, 2012 was $61.0 million ($3.16 per Unit) compared to $16.8 million ($1.01 per Unit) for the comparative period in 2011. Virtually all of the reported net income for the three month period represents the change in unrealized appreciation of gold holdings of 5.6% resulting from the increase in the price of gold referred to above, which is not distributable income. Interest income currently forms a nominal portion of the Trust’s income. Certain expenses, such as administration fees and safekeeping fees, have varied in relation to net asset levels. Administration fees, which are scaled and are calculated monthly based on net assets at each month-end, increased by $157,024 during the three month period ended March 31, 2012 as compared to the same period in 2011. The increase in administration fees was a direct result of the higher level of net assets under administration.

Expenses as a percentage of the average of the month-end net assets (the “expense ratio”) was 0.08% for the three months ended March 31, 2012 compared to 0.09% for the three months ended March 31, 2011. For the twelve month period ended March 31, 2012 the expense ratio was 0.34% compared to 0.35% for the twelve month period ended March 31, 2011.

Central GoldTrust is a passive, self-governing, single purpose trust, which invests primarily in long-term holdings of gold bullion and does not speculate in gold prices. At March 31, 2012, the Units of Central GoldTrust were 98.3% invested in unencumbered, allocated, segregated gold bullion. Units may be purchased or sold on The Toronto Stock Exchange and the NYSE Amex.

For further information, contact J.C. Stefan Spicer, President & CEO;

Email: info@gold-trust.com Website: www.gold-trust.com ; Telephone: 905-304-GOLD (4653).

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